SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
13d-2(a)

(Amendment No. 4)

HUGHES TELEMATICS, INC.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

73104R102

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 1, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73104R102		13D
1	Name of Reporting Person I.R.S. Identification of Above Person Communications Investors LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 53,814,291 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 12,373,560 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,814,291 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 50.8%

14	Type of Reporting Person OO

CUSIP No. 73104R102		13D
1	Name of Reporting Person I.R.S. Identification of Above Person Apollo German Partners V GmbH & Co. KG

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 481,097 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 110,619 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 481,097 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.4%

14	Type of Reporting Person PN

CUSIP No. 73104R102		13D
1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Verwaltungs V GmbH

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 481,097 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 110,619 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 481,097 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.4%

14	Type of Reporting Person OO

CUSIP No. 73104R102		13D
1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management V, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 53,814,291 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 12,373,560 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,814,291 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 50.8%

14	Type of Reporting Person PN

CUSIP No. 73104R102		13D
1	Name of Reporting Person I.R.S. Identification of Above Person AIF V Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 53,814,291 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 12,373,560 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,814,291 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 50.8%

14	Type of Reporting Person OO

CUSIP No. 73104R102		13D
1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 53,814,291 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 12,373,560 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,814,291 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 50.8%

14	Type of Reporting Person PN

CUSIP No. 73104R102		13D
1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 53,814,291 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 12,373,560 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,814,291 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 50.8%

14	Type of Reporting Person OO

CUSIP No. 73104R102		13D
1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 53,814,291 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 12,373,560 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,814,291 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 50.8%

14	Type of Reporting Person PN

CUSIP No. 73104R102		13D
1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 53,814,291 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 12,373,560 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,814,291 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 50.8%

14	Type of Reporting Person OO

CUSIP No. 73104R102		13D
1	Name of Reporting Person I.R.S. Identification of Above Person PLASE HT, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 11,529,406 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 9,419,073 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,529,406 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 10.9%

14	Type of Reporting Person OO

CUSIP No. 73104R102		13D
1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Investment Fund V (PLASE), L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 11,529,406 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 9,419,073 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,529,406 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 10.9%

14	Type of Reporting Person PN

CUSIP No. 73104R102		13D
1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Advisors V, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 11,910,973 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 9,529,692 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,910,973 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 11.2%

14	Type of Reporting Person PN

CUSIP No. 73104R102		13D
1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Capital Management V, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 11,910,973 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 9,529,692 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,910,973 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 11.2%

14	Type of Reporting Person CO

CUSIP No. 73104R102		13D
1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Principal Holdings I, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 11,910,973 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 9,529,692 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,910,973 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 11.2%

14	Type of Reporting Person PN

CUSIP No. 73104R102		13D
1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Principal Holdings I GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 11,910,973 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 9,529,692 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,910,973 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 11.2%

14	Type of Reporting Person OO

This Amendment No. 4 to Schedule 13D is filed by (i) Communications Investors LLC, a Delaware limited liability company, (ii) Apollo German Partners V GmbH & Co. KG, a limited partnership registered in Germany, (iii) Apollo Verwaltungs V GmbH, a limited liability company registered in Germany, (iv) Apollo Management V, L.P., a Delaware limited partnership, (v) AIF V Management LLC, a Delaware limited liability company, (vi) Apollo Management, L.P., a Delaware limited partnership, (vii) Apollo Management GP, LLC, a Delaware limited liability company, (viii) Apollo Management Holdings, L.P., a Delaware limited partnership, (ix) Apollo Management Holdings GP, LLC, a Delaware limited liability company, (x) PLASE HT, LLC, a Delaware limited liability company, (xi) Apollo Investment Fund V (PLASE), L.P., a Delaware limited partnership, (xii) Apollo Advisors V, L.P., a Delaware limited partnership, (xiii) Apollo Capital Management V, Inc., a Delaware corporation, (xiv) Apollo Principal Holdings I, L.P., a Delaware limited partnership, and (xv) Apollo Principal Holdings I GP, LLC, a Delaware limited liability company , and supplements and amends the Statement on Schedule 13D filed on April 10, 2009, Amendment No. 1 to Schedule 13D filed on February 16, 2010, Amendment No. 2 to Schedule 13D filed on June 10, 2011 and Amendment No. 3 to Schedule 13D filed on October 12, 2011 with respect to the common stock, par value $0.0001 (the “Common Stock”) of Hughes Telematics, Inc. (the “Issuer”).  The entities identified in (i) through (xv) above are collectively referred to herein as the “Reporting Persons.”

Unless otherwise indicated, each capitalized term used and not otherwise defined herein shall have the meaning assigned to such term in the Statement on Schedule 13D filed on April 10, 2009, as amended.

Responses to each item of this Amendment No. 4 to Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On June 1, 2012, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with  Verizon Communications Inc., a Delaware corporation (“Parent”), and Verizon Telematics Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which, among other things, Parent agreed to acquire all of the Issuer’s issued and outstanding shares of Common Stock.  Under the terms of the Merger Agreement, Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”).  Pursuant to the Merger Agreement, at the effective time of the Merger each issued and outstanding share of the Issuer’s Common Stock will be converted into the right to receive $12.00 in cash, without interest (the “Merger Consideration”), except for any (i) Earnout Shares (as defined in the Merger Agreement), which include the Escrow Shares that are held in escrow as of the closing of the Merger, which will be canceled without any consideration being paid for such shares, (ii) shares owned by Parent, the Issuer or any of their subsidiaries, which will be canceled without any consideration being paid for such shares and (iii) shares owned by any stockholders who are entitled to and who properly exercise appraisal rights under Delaware law, which shall not be canceled and converted into the right to receive the Merger Consideration.  In addition, outstanding warrants and vested options (other than Earnout Options (as defined in the Merger Agreement), which will be canceled with no consideration paid therefor) will generally be canceled and converted into the right to receive an amount in cash, without interest, equal to the excess, if any, of the Merger Consideration over the exercise price per share of each such warrant and option multiplied by the number of shares that may be purchased. Each Non-Earnout Option (as defined in the Merger Agreement) that is unvested, other than any such option that is subject to an alternative arrangement specifically agreed to between Parent and the holder thereof, will be converted into a right to receive cash on December 31, 2012 (or if earlier, on the last payroll date in 2012) in an amount equal to the product of the excess of the Merger Consideration over the exercise price per share multiplied by the number of shares that may be purchased.

On June 1, 2012, Management V, Communications LLC and PLASE (collectively, the “Apollo Entities”), which are the record holders of Issuer’s Common Stock beneficially owned by the Reporting Persons also executed a written consent consenting to the Merger.

Concurrently with the Merger Agreement, the Apollo Entities and Parent entered into a non-solicitation agreement, as described in Item 6 below.

The summary of the Merger Agreement is qualified in its entirety by reference to such agreement, which is attached hereto as Exhibit 1 and is incorporated by reference herein.

Item 5.           Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

(a)   See the information contained on the cover pages to this Amendment No. 4 to Schedule 13D which is incorporated herein by reference.  The percentage of the class beneficially owned by each Reporting Person is based on 105,895,928 outstanding shares of Common Stock of the Issuer as of May 9, 2012, as reported by the Issuer in its Quarterly Report on Form 10-Q (File No. 001-33860) filed with the Securities and Exchange Commission on May 10, 2012.

(b)   See the information contained on the cover pages to this Amendment No. 4 to Schedule 13D which is incorporated herein by reference.

(c)   There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Amendment No. 4 to Schedule 13D.

(d)   Not applicable.

(e)   Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

In connection with the Merger Agreement, on June 1, 2012, the Apollo Entities entered into a written consent approving the Merger.  Also on June 1, 2012, Parent and the Apollo Entities entered into a letter agreement (the “Apollo Agreement”).  Pursuant to the terms of the Apollo Agreement, each of the Apollo Entities agreed to not take any action that would constitute a breach of the Issuer’s obligations to not solicit, initiate, knowingly encourage, facilitate or assist a Takeover Proposal (as defined in the Merger Agreement) commencing on June 1, 2012, except that the Apollo Entities are free to participate in discussions or negotiations regarding a Takeover Proposal that would reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement).  The Apollo Agreement will automatically terminate upon the earlier of (i) the termination of the Merger Agreement, and (ii) the effectiveness of the Merger.

The summary of the Apollo Agreement is qualified in its entirety by reference to such agreement, which is attached hereto as Exhibit 2 and is incorporated by reference herein.

Item 7.           Material to Be Filed as Exhibits

Exhibit 1:

Agreement and Plan of Merger, dated as of June 1, 2012, by and among the Issuer, Parent, and Merger Sub (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K (file number 001-33860 of the Issuer filed with the Securities and Exchange Commission on June 1, 2012).

Exhibit 2:	Letter Agreement, by and among Parent and the entities party thereto, dated as of June 1, 2012.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date:	June 7, 2012	COMMUNICATIONS INVESTORS LLC

		By:	Apollo Management V, L.P.
Its Manager

			By:	AIF V Management, LLC
Its General Partner

				By:	Apollo Management, L.P.
Its sole Member/Manager

					By:	Apollo Management GP, LLC
Its General Partner

					By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	June 7, 2012	PLASE HT, LLC

		By:	Apollo Investment Fund V (PLASE), L.P.
Its Manager

			By:	Apollo Advisors V, L.P.
Its General Partner

				By:	Apollo Capital Management V, Inc.
Its General Partner

					By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	June 7, 2012	APOLLO INVESTMENT FUND V (PLASE), L.P.

		By:	Apollo Advisors V, L.P.
Its General Partner

			By:	Apollo Capital Management V, Inc.
Its General Partner

				By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	June 7, 2012	APOLLO GERMAN PARTNERS V GMBH & CO. KG

		By:	Apollo Advisors V, L.P.
Its Managing Limited Partner

			By:	Apollo Capital Management V, Inc.
Its General Partner

				By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	June 7, 2012	APOLLO VERWALTUNGS GMBH

		By:	/s/ Johannes Schoenfeldt
Johannes Schoenfeldt

Date:	June 7, 2012	APOLLO ADVISORS V, L.P.

		By:	Apollo Capital Management V, Inc.
Its General Partner

			By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	June 7, 2012	APOLLO CAPITAL MANAGEMENT V, INC.

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	June 7, 2012	APOLLO MANAGEMENT V, L.P.

		By:	AIF V Management, LLC
Its General Partner

			By:	Apollo Management, L.P.
Its sole Member/Manager

				By:	Apollo Management GP, LLC
Its General Partner

					By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	June 7, 2012	AIF V MANAGEMENT, LLC.

		By:	Apollo Management, L.P.
Its sole Member/Manager

			By:		Apollo Management GP, LLC
Its General Partner

				By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	June 7, 2012	APOLLO MANAGEMENT, L.P.

		By:	Apollo Management GP, LLC
Its General Partner

			By:		/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	June 7, 2012	APOLLO MANAGEMENT GP, LLC

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	June 7, 2012	APOLLO MANAGEMENT HOLDINGS, L.P.

		By:	Apollo Management Holdings GP, LLC
Its General Partner

			By:		/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	June 7, 2012	APOLLO MANAGEMENT HOLDINGS GP, LLC

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	June 7, 2012	APOLLO PRINCIPAL HOLDINGS I, L.P.

		By:	Apollo Principal Holdings I GP, LLC
Its General Partner

			By:		/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	June 7, 2012	APOLLO PRINCIPAL HOLDINGS I GP, LLC

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President